September 20, 2012

QMM: NYSE AMEX
QMM: NYSE MKT
QTA: TSX VENTURE
NR-21-12

QUATERRA’S JV PARTNER GRANDE PORTAGE INTERCEPTS 8.08
METERS OF 55.53 GRAMS PER TONNE GOLD AT HERBERT GLACIER
PROJECT, ALASKA

Other significant gold intercepts also reported

VANCOUVER, B.C. — Quaterra Resources Inc. today announced its joint venture partner Grande Portage Resources Ltd. has released additional assay results from seven diamond drill holes on the Deep Trench vein including one hole which also intersected the Main vein at the Herbert Glacier gold project located near Juneau, Alaska.

Hole DDH 311A intersected shallow, high-grade mineralization totaling 8.08 meters of 55.53 grams per tonne gold (1.621 ounces per ton) from 36.06 meters to 44.14 meters, including 3.58 meters of 108.86 grams per tonne gold (3.179 ounces per ton). Additionally, results from the other F Platform holes effectively extend the mineralized envelope of the Deep Trench vein system westward by approximately 40 meters. Please see the table below for details.

Grande Portage says that results of the drilling by the Company in the 2012 season have significantly increased the extent of mineralization by both infill and step-out drilling; discovered new high grade mineralization within the greater mineralized envelope; and, suggested new targets for further exploration.

Says project manager Carl Hale: “In 40 years as a field geologist, the Herbert Glacier is one of the most exciting gold projects I have ever worked on in terms of its potential to become a mine. And we have thousands of meters of veins which have barely been touched.”

To date, all the holes drilled at Herbert Glacier have encountered gold mineralization. Since 2010, Grande Portage has completed 97 drill holes from 15 platforms totaling approximately 13,870 meters of NQ2, NQTW and BQTW diamond drilling, including 51 holes (7,340 meters) drilled in 2012 (most of which assays are still pending). At least 12 more holes are planned before season’s end. Additional drilling will focus on the Main Vein system and the Goat Vein to the north of Deep Trench and the H Pad on the Deep Trench vein, which will be a 110-meter step-out to the east from G Pad.

Twenty new holes, totaling approximately 2,600 meters, were completed in August in a program designed to test the western extent of the Deep Trench vein, which remains open to the west, east and at depth. The assay returns from DDH 12O-1, a 50-metre step-out eastward, demonstrates that the vein system remains open, showing a very strong shear zone with up to 1.925 g/t over 1.05 meters. DDH 12O-1 was drilled from a platform designed chiefly to test the Main Vein system and returned a weighted average gold value of 13.85 g/t over 3.12 meters where it intercepted the Main Vein. Additional discussion of the Main Vein and Goat Vein drilling results will be the subject of future news releases.

Hole Name	From (m)	To (m)	Interval (m)	Thickness True, m	Au, Gr/t	Au, Oz/ton
12F-1	32.89	33.22	0.33	N/A	16.90	0.493
12F-1	127.34	128.58	1.24	0.61	2.66	0.078
12F-1	133.76	134.12	0.36	0.18	7.34	0.214
12F-1	140.01	140.71	0.70	0.34	4.03	0.118
12F-2	13.47	13.84	0.37	N/A	3.39	0.099
12F-2	120.13	120.48	0.35	0.16	3.91	0.114
12F-2	137.79	138.23	0.44	0.20	4.26	0.124
12F-3	13.70	18.34	4.64	N/A	5.25	0.153
12F-3	70.98	71.60	0.62	N/A	4.64	0.135
12F-4	18.56	21.35	2.79	N/A	5.35	0.156
12F-4	24.29	26.31	2.02	N/A	8.35	0.244
12F-4	96.93	100.57	3.64	2.33	2.89	0.084
12F-4	117.50	118.24	0.74	0.47	5.75	0.168
12F-5	85.06	88.16	3.10	1.49	1.41	0.041
311A	36.06	44.14	8.08	5.66	55.53	1.621
Includes	37.45	41.03	3.58	2.51	108.86	3.179
12O-1	339.11	340.16	1.05	~1.00	1.93	0.056

In addition to the above values, DDH 311A returned assay results of up to 92.8 g/t Ag, 2.68% Pb, and 1.25% Zn. Silver, lead, and zinc normally only occur in appreciable quantities in the highest grade zones of the vein system.

Core logging and processing of the core for sampling and storage is done at a secure location in Juneau. Analytical testing of the core samples has been conducted by ALS Canada Ltd., with the sample preparation being done in Anchorage, AK, and analysis of the samples by the Vancouver, B.C., laboratory. Methods include metallic screening for coarse gold, fire assays, and multi-element ICP analysis.

The Herbert Glacier prospect is in the historic Juneau Gold Belt, formerly a world class district with producers such the A-J and Treadwell mines and many smaller gold mines and prospects. The district has been reactivated by the reopening of Couer Alaska’s Kensington gold mine located northwest of the Herbert Glacier property. Strong community support has also been demonstrated for the Green’s Creek Mine, a massive sulfide deposit containing silver, gold and zinc located in a parallel trend 20 kilometers to the west.

Grande Portage and Quaterra Resources have formed a 65/35 joint venture for the further exploration and development of the property with each party bearing their proportionate costs.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years’ experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C.C. Hawley, Ph.D., CPG, of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Lauren Stope, Manager Communications
Quaterra Resources Inc.
604-641-2746

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.